

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2016

Nessan Bermingham, Ph.D.
President and Chief Executive Officer
Intellia Therapeutics, Inc.
130 Brookline Street, Suite 201
Cambridge, Massachusetts 02139

   Re: Intellia Therapeutics, Inc.
     Registration Statement on Form S-1
     Filed April 11, 2016
     File No. 333-210689

Dear Dr. Bermingham:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 75

Our Platform, page 81

1. Please provide a brief explanation of the term "high-throughput" at first use to enable a lay investor to understand such term.

2. Please enlarge the graphics on page 82 to improve legibility.

Collaborations
Regeneron Pharmaceuticals, Inc., page 94

3. We note your statements that you are eligible to earn royalties on a per-product basis during the term of the Regeneron agreement and that the "agreement will continue until the date

when no royalty or other payment obligations are due." Please revise your description of this agreement to clarify the royalty term.

4. We note your statement that you are eligible to earn "low-double-digit royalties" under this agreement. Please revise your description of royalty rates to provide a range that does not exceed ten percent (e.g., between twenty and thirty percent).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Arthur R. McGivern
       Goodwin Procter LLP